

Mail Stop 6010

October 30, 2008

VIA U.S. MAIL

Jiangcheng Wu
Chief Financial Officer
China Digital Communication Group
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Shenzhen China

          Re: **China Digital Communication Group**
                Form 10-KSB for the year ended December 31, 2007
                Filed March 27, 2008
                Form 10-KSB for the year ended December 31, 2006
                Filed April 2, 2007
                Form 10-KSB for the year ended December 31, 2005
                Filed March 30, 2006
                File No. 000-49715

Dear Ms. Wu:

      We have completed our review of your Forms 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Brian R. Cascio
                                Accounting Branch Chief